Filed Pursuant to Rule 433

REGISTRATION STATEMENT NO. 333-203918

Pricing Term Sheet

March 7, 2017

CHS/COMMUNITY HEALTH SYSTEMS, INC.

$2,200,000,000 aggregate principal amount of 6.250% Senior Secured Notes due 2023

March 7, 2017

The following information supplements the Preliminary Prospectus Supplement dated March ?, 2017 relating to the above described securities.

Issuer:	CHS/Community Health Systems, Inc.
Security Description:	Senior Secured Notes
Face:	$2,200,000,000 (upsized from $1,750,000,000)
Gross Proceeds:	$2,200,000,000
Coupon:	6.250%
Maturity:	March 31, 2023
Price to Public:	100.000%
Underwriting Discount:	1.55%
Yield to Maturity:	6.250%
Spread to Treasury (UST):	400 basis points
Benchmark (UST):	1.500% UST due March 31, 2023
Interest Payment Dates:	March 31 and September 30
Commencing:	September 30, 2017
Optional Redemption:	Callable, on or after the following dates, and at the following prices: Date Price March 31, 2020 103.125% March 31, 2021 101.563% March 31, 2022 and thereafter 100.000%
Make-Whole:	Callable prior to the first call date at a redemption price of 100% plus make-whole of T+50 basis points
Equity Clawback:	Redeem until March 31, 2020 at 106.250% for up to 40.0%
Trade Date:	March 7, 2017
Settlement Date:	March 16, 2017 (T+7)(1)
Ratings:	Moody’s Investors Service: Ba3 Standard & Poor’s Investor Ratings Services: BB- (2)
CUSIP/ISIN Numbers:	CUSIP: 12543D AY6 ISIN: US12543DAY67
Min. Allocation:	$2,000
Increments:	$1,000
Joint Book-Running Managers:	Credit Suisse, BofA Merrill Lynch, Citigroup, Credit Agricole CIB, Goldman, Sachs & Co., J. P. Morgan, RBC Capital Markets, SunTrust Robinson Humphrey, UBS Investment Bank and Wells Fargo Securities
Co-Managers:	BBVA, Deutsche Bank Securities, Fifth Third Securities, Morgan Stanley, Regions Securities LLC and Scotiabank

(1) We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

(2) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Changes to Preliminary Prospectus Supplement

1.	The aggregate principal amount of 6.250% Senior Secured Notes due 2023 to be issued in this offering has increased from $1,750,000,000 to $2,200,000,000.

2.	We intend to use the net proceeds from this offering to finance the purchase of all of our outstanding 5.125% Senior Secured Notes due 2018 validly tendered and not validly withdrawn in our previously announced tender offer for those notes, to redeem pursuant to the previously announced conditional notice of redemption any of those notes not purchased in the tender offer, to repay $1.445 billion aggregate principal amount of term loans outstanding under our Term F Facility, to pay related fees and expenses (including to the dealer managers under the tender offer) and the remainder, if any, for general corporate purposes. Following the application of net proceeds, no term loans will be outstanding under the Term F Facility.

3.	Additional conforming changes are made throughout the Preliminary Prospectus Supplement to reflect the issuance of the Additional Notes and the other changes described above.

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This term sheet to the Preliminary Prospectus Supplement dated March 7, 2017 (the “Preliminary Prospectus Supplement”) related to the offering of the notes described above should be read together with the Preliminary Prospectus Supplement, and the information incorporated by reference therein, before making an investment decision with regard to the notes. The information in this communication supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy any security. This communication is not intended to be a confirmation as required under Rule 10b-10 of the Securities Exchange Act of 1934, as amended. A formal confirmation will be delivered to you separately. This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Issuer and its parent filed a registration statement (including a prospectus and Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and the other documents the Issuer and its parent have filed with the SEC that are incorporated by reference in the Preliminary Prospectus Supplement for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG EMAIL OR ANOTHER COMMUNICATION SYSTEM.